

07008278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 33132

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED
PROCESSING
SEF 2 6 2007
WASH. D.C. 185 SECTION

REPORT FOR THE PERIOD BEGINNING ___08/01/06___ AND ENDING ___07/31/07___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J.P. McGowan & Company, Inc.

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1631 Locust Street
                                      (No. and Street)

Philadelphia _____ PA _____ 19103
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. McGowan _____ (215) 735-6864
                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                     (Name - *if individual, state last, first, middle name*)

1514 Old York Road _____ Abington _____ PA _____ 19001
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

.

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*



OATH OR AFFIRMATION

I, John P. McGowan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. McGowan & Company, Inc. _____, as of July 31 _____, 2007, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in affect.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45ᵀᴴ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

J. P. McGowan & Company Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of J. P. McGowan & Company Inc. as of July 31, 2007 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. P. McGowan & Company Inc. at July 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
September 13, 2007

Sanville & Company

Certified Public Accountants

J.P. McGOWAN & COMPANY, INC.
Statement of Financial Condition
July 31, 2007

ASSETS

Cash	$	53,263
Securities owned, at market value:		
State and municipal obligations		385,807
Corporate stocks		9,231
Deposit with clearing broker		50,000
Interest receivable		3,316
Receivable from stockholder		73,500
Cash surrender value officer's life insurance		45,725
Total assets	$	620,842

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing broker	$	79,267
Accounts payable and accrued expenses		43,759
Total liabilities		123,026

Commitments and contingent liabilities

Stockholder's Equity:

Common stock, $1 par value, authorized - 1,000 shares,		
issued and outstanding - 300 shares		300
Additional paid-in capital		140,138
Treasury stock - 45 shares, at cost	(	35,448)
Retained earnings		392,826
Total stockholder's equity		497,816
Total liabilities and stockholder's equity	$	620,842

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Operations
For the Year ended July 31, 2007

REVENUE

Net gain on firm securities trading	$	264,066
Syndicate and underwriting		469,379
Interest		31,222
Mutual fund commissions		2,782
Unrealized gain firm investment account		936
Total revenue		768,385

EXPENSES

Salaries and other employment costs	392,047
Clearing charges	57,928
Professional fees	56,475
Office expense	45,517
Quotation fees and research	41,081
Travel and entertainment	38,798
Occupancy costs and equipment rental	34,107
Interest	28,003
Telephone	16,054
Regulatory fees and expenses	5,941
Other	3,775
Total expenses	719,726
Income (loss) before taxes on income	48,659
Income tax expense	-
Net loss	$ 48,659

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Changes in Stockholder's Equity
For the Year ended July 31, 2007

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balance at July 31, 2006	$ 300	$ 140,138	$ (35,448)	$ 344,167	$ 449,157
Net income for the year	-	-	-	48,659	48,659
Balance at July 31, 2007	$ 300	$ 140,138	$ (35,448)	$ 392,826	$ 497,816

The accompanying notes are an integral part of these financial statements.

6

J.P. McGOWAN & COMPANY, INC.
Statement of Changes in Subordinated Borrowings
For the Year ended July 31, 2007

Subordinated borrowings at August 1, 2006	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at July 31, 2007	$	-

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Cash Flows
For the Year ended July 31, 2006

Cash flows from operating activities:

Net income	$ 48,659
Adjustments to reconcile net income to net cash expended in operating activities:	
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Securities owned	(191,521)
Interest and other receivables	(1,194)
Cash surrender value officer's life insurance	(4,833)
Increase (decrease) in liabilities:	
Payable to clearing broker	154,850
Accounts payable and accrued expenses	14,962
Net cash provided by operating activities	20,923
Net increase in cash	20,923
Cash at beginning of year	32,340
Cash at end of year	$ 53,263

Supplemental disclosures of cash flow information
Cash paid during the year for:

Interest paid	$ 28,003
Income taxes paid	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

J.P. McGowan & Company, Inc. (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and NASD. The Company conducts a general securities business on a fully disclosed basis. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation – Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 8). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Fair Value of Securities – The market value of securities owned and sold short, consisting of state and municipal obligations is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provision of paragraph (k)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") on a fully disclosed basis.

4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 that prohibits a broker-dealer from withdrawing corporation capital except upon six months' notice and from engaging in any securities transaction at a time when its "Aggregate Indebtedness" exceeds fifteen times its "Net Capital" as those terms are defined by this Rule. As a result of this Rule, Company capital may be withdrawn only to the extent that net capital is in excess of required net capital that, in any event, may not be less than $100,000.

At July 31, 2007, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $43,759 and $406,609, respectively, and its net capital ratio was .11 to 1. "Net Capital" exceeded minimum capital requirements by $306,609 at that date.

5.   PAYABLE TO CLEARING BROKER

Pursuant to the clearing agreement with Pershing (See Note 3), the Company can borrow from Pershing up to 75% of its eligible municipal inventory in order to finance such inventory. The Company pays interest on any outstanding balance due Pershing at brokers call rate plus ½% (7.50%) at July 31, 2007. Interest expense was $28,003 for the year ended July 31, 2007.

6.   COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company enters into when-issued and underwriting commitments. The transactions relating to such commitments that were open at July 31, 2007 had no material effect on the financial condition of the Company.

7.   PROFIT SHARING PLAN

The Company has a profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. The amount of the contribution to the plan is at the discretion of the Company's management. The Company made no contribution to the plan for the year ended July 31, 2007.

8. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of deferred taxes that may be recognized for operating losses that are available to offset future taxable income. At July 31, 2007, the Company had deferred tax asset of approximately $9,470 composed entirely of net operating losses. The deferred tax asset was reduced by a full valuation allowance at July 31, 2007, due to the uncertainty of future profits.

Due to certain Pennsylvania municipal bond profits being exempt from tax the Company's income tax provision does not include a provision for Pennsylvania corporate income tax.

The Company has approximately $63,131 of net operating losses (NOLS), as of July 31, 2007, available to reduce future federal taxable income. These NOLS will expire as follows:

Expiration	Amount
2025	$ 28,421
2026	34,710
	$ 63,131

Income tax expense for the year ended July 31, 2007, was $0.

9. RELATED PARTY TRANSACTIONS

The Company leased its office space under a non-cancelable lease that expired January 31, 2003. The Company is on a month to month lease for $2,909 per month which increased to $3,133. Rent expense totaled $34,107 for the year ended July 31, 2007. The Company's sole stockholder is a partner in the partnership that leases the office space to the Company. The Company also advanced to the sole stockholder $37,500 to increase his ownership in the partnership during the year ended July 31, 2002. The Company also advanced to the sole stockholder $36,000 during the year ended July 31, 2004.

J.P. McGOWAN & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	497,816
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		497,816
Deductions and/or charges:		
Non-allowable assets:		
Other receivables		73,500
Total non-allowable assets		73,500
Net Capital before haircuts on securities positions		
Trading and investment securities:		
State and municipal obligations		16,322
Corporate stocks		1,385
Total haircuts		17,707
Net Capital	$	406,609

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	43,759
Total aggregate indebtedness	$	43,759
Percentage of aggregate indebtedness to Net Capital		11%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

J.P. MCGOWAN & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6-2/3% of $43,759)	$	2,917
Minimum dollar Net Capital requirement of reporting broker or dealer	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	306,609
Excess Net Capital at 1000%	$	402,233

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of July 31, 2006 is primarily due to:

Net Capital per unaudited FOCUS filing on July 31, 2006	$	357,615
Increase in net income		8,102
Decrease in nonallowable assets		40,892
Net Capital per above	$	406,609

J.P. MCGOWAN & COMPANY, INC.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
July 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45ᵀᴴ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

Board of Directors
J. P. McGowan & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of J.P. McGowan & Company, Inc. (the Company) for the year ended July 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
September 13, 2007

Certified Public Accountants

END